

June 3, 2010

Ms. Li Hua Wang
Chief Financial Officer, NF Energy Savings Corporation
21-Jia Bei Si Dong Road, Tie Xi Qu
Shenyang, P. R. China 110021

Re: **NF Energy Savings Corporation**
     Form 10-K for the year ended December 31, 2009
     Form 10-Q for the period ended March 31, 2010
     File No. 0-50155

Dear Ms. Wang:

We have reviewed your response to our letter dated April 22, 2010 and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended March 31, 2010

MD&A - Liquidity and Capital Resources, page 13

We note that the additional disclosures you provided in response to prior comment 3 indicate the increase in outstanding accounts receivable at December 31, 2009 was due "to the delay in the installation and operational testing of a number of products" and, for those contracts, the terms stated "part of the payment had to be made after the installation and operating test". Based on these disclosures, please fully explain to us, and clarify in future filings, how you determined it was appropriate to recognize revenue for these products prior to the installation and operational testing. Please specifically address how you considered and comply with the provisions of SAB Topic 13:A:3:b question 2 and 13:A:3:c questions 2 and 3.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant